Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco to suspend production from McArthur River and

Key Lake operations and reduce its dividend

Saskatoon, Saskatchewan, Canada, November 8, 2017    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that due to continued uranium price weakness, production from the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be temporarily suspended by the end of January 2018 and that the company’s annual dividend will be reduced to $0.08 per common share in 2018.

“With the continued state of oversupply in the uranium market and no expectation of change on the immediate horizon, it does not make economic sense for us to continue producing at McArthur River and Key Lake when we are holding a large inventory, or paying dividends out of proportion with our earnings,” said Tim Gitzel, Cameco’s president and CEO. “We regret the impact these actions will have on our workforce and other stakeholders and are doing what we can to cushion it while ensuring the long-term sustainability of the company. We believe these actions will help shield the company from the nearer term risks we face and will benefit all our stakeholders for their continued patience and support of our strategy to build long-term value.”

As a result of the suspension, the workforce at the operations will be reduced temporarily by about 845 workers (560 employees and 285 contractors). About 210 workers (160 employees and 50 contractors) will be retained to maintain the facilities in safe shutdown state.

We expect our share of the costs to maintain both operations during the suspension to range between $6.5 and $7.5 million per month. However, some of the items affecting these costs won’t be known until the operations are actually shutdown. More details will be provided in our fourth quarter results which will be released in February 2018.

Cameco plans to meet its commitments to customers from inventory and other supply sources during the suspension, which will be reviewed on an ongoing basis until inventory is sufficiently drawn down or market conditions improve. The duration of the suspension and temporary layoff is expected to last 10 months.

As we have previously indicated, we will continue to evaluate the optimal mix of our sources of uranium supply to feed into our contract portfolio, which could see us make further changes to our inventory position, production profile or purchasing activity.

Cameco will also review its corporate support activities for McArthur River and Key Lake operations, which may result in temporary workforce reductions at corporate office.

Uranium prices have fallen by more than 70% since the Fukushima accident in March 2011 and remain at unsustainably low levels. Cameco has been partially sheltered from the full impact of weak prices by its portfolio of long-term contracts, but those contracts are running out and it is necessary to position the company today to generate cash flow if prices do not improve.

Cameco has committed sales volumes of 28 to 30 million pounds in 2018. Using inventory to help meet contract commitments now allows Cameco to draw down its inventory without suffering a loss by selling at low market prices. It also avoids the risk of holding excess inventory valued above market prices on its balance sheet if prices remain low.

This measure is consistent with other actions Cameco has implemented over the past five years as part of a deliberate and disciplined strategy to strengthen the company in the long term. We have reduced supply, avoided selling into a weak spot market, resisted locking-in long-term sales commitments at low prices, and significantly reduced costs.

To decrease costs, we suspended production at the Rabbit Lake operation, stopped development and curtailed production at our US operations, reduced workforce across all our sites including head office, changed air commuter services for operations in Saskatchewan, changed shift schedules at two Saskatchewan sites, and downsized corporate office functions including a consolidation of our global marketing activities.

As discussed in our third quarter 2017 MD&A, year over year, average unit cost of sales (including depreciation and amortization) is down 13%, our cash production costs are down 10%, and direct administration costs are down 20%. Planned capital expenditures for 2017 are expected to be 26% lower than in 2016.

“To date, we have made good progress in reducing costs but unfortunately given the continued market weakness, more needs to be done,” said Gitzel. “We can’t control the market so our focus is on positioning the company to weather the continued low uranium prices and have uncommitted, low-cost supply to deliver into a strengthening market.”

In addition, Cameco’s board of directors has determined that the company’s annual dividend in 2018 will be $0.08 per common share, a reduction of $0.32 per common share on an annual basis. Further, the board has approved a change in the dividend payment schedule to an annual payment instead of quarterly. This change does not impact the quarterly dividend, announced on October 27, 2017, of $0.10 per common share payable on January 15, 2018, to shareholders of record at the close of business on December 29, 2017.

Cameco is the operator of both McArthur River mine and the Key Lake mill that processes all of the ore from McArthur River to uranium concentrate. Cameco owns 70% of McArthur River and 83% of Key Lake. AREVA Resources Canada Inc. owns the remainder. Together, the operations produced 11.1 million pounds of uranium in the first nine months of 2017 (Cameco’s share

7.8 million pounds).

Conference Call

We invite you to join a conference call on Thursday, November 9, 2017, at 7:00 a.m. Eastern to discuss these actions.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. A live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 9, 2017, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1872)

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our expectation that production from the McArthur River mining and Key Lake milling operations in northern Saskatchewan will be temporarily suspended by the end of January 2018 and that the duration of the suspension and temporary layoff is expected to last 10 months; that the company’s annual dividend in 2018 will be $0.08 per common share; no expectation of change on the immediate horizon with the continued state of oversupply in the uranium market; that we expect our share of the costs to maintain both operations during the suspension to range between $6.5 and $7.5 million per month; positioning Cameco to weather continued low uranium prices and have uncommitted, low-cost supply to deliver into a strengthening market; and planned capital expenditures for 2017 are expected to be 26% lower than in 2016. Material risks that could lead to a different result include: unexpected changes in demand, supply and the price of uranium, our production, our purchases, our sales, our costs, our 2017 capital expenditures, government regulations, policies or decisions; our expectations related to monthly care and maintenance costs at the McArthur River mine and Key Lake mill during the production suspension prove to be inaccurate; operational, regulatory, labour or other issues impact our McArthur River mine and Key Lake mill production suspension plans and the resumption of production; market conditions, our financial condition or other factors impact our McArthur River mine and Key Lake mill production suspension plans or our planned 2018 annual dividend; and the risk our estimates and forecasts prove to be inaccurate. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply and prices; our production, purchases, costs, sales, 2017 capital expenditures and monthly care and maintenance costs at the McArthur River mine and Key Lake mill during the production suspension; the absence of operational, regulatory, labour or other issues impacting the planned suspension of production at the McArthur River mine and Key Lake mill and the resumption of production; market conditions, our financial condition and other factors upon which we have based our McArthur River mine and Key Lake mill production suspension plans and our planned 2018 annual dividend; our plans to position Cameco to weather continued low uranium prices succeed; and the absence of new and adverse government regulations, policies or decisions. Please also review the discussion in our quarterly and annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of these decisions, and it may not be appropriate for other purposes. We will not necessarily update this information unless required by securities laws.

Qualified Person

The above scientific and technical information related to the McArthur River and Key Lake mining and milling operations was approved by Les Yesnik, general manager, McArthur River/Key Lake operations, who is a qualified person for the purpose of National Instrument 43-101.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593